Exhibit 4.14

DESCRIPTION OF SECURITIES

As of the date of the Annual Report on Form 10-K of which this exhibit is a part, Nxu, Inc. (“Nxu,” the “Company,” “we,” “our” or “us”) has one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A common stock, par value $0.0001 per share (“Class A common stock”). The following summary of the material terms of Nxu’s Class A common stock is not intended to be a complete summary of the rights and preferences of such securities. Nxu’s Class A common stock is governed by Nxu’s Certificate of Incorporation, Bylaws and the Delaware General Corporation Law (“DGCL”). We urge you to read the Certificate of Incorporation and Bylaws in its entirety for a complete description of the rights and preferences of Nxu’s Class A common stock.

General

Nxu’s Certificate of Incorporation authorizes the issuance of 5,010,000,000 shares, consisting of (x) 5,000,000,000 authorized shares of common stock, including (1) 4,000,000,000 authorized shares of Class A common stock, (2) 1,000,000,000 authorized shares of Class B common stock and (y) 10,000,000 authorized shares of preferred stock, par value $0.0001 per share.

As of March 13, 2025, there were 43,970,763 shares of Class A common stock outstanding, 279,504 shares of Class B common stock outstanding, no shares of Series A Convertible Preferred Stock outstanding and one share of Series B Preferred Stock outstanding.

Common Stock

Voting Rights

Each holder of Class A common stock, as such, shall have the right to one (1) vote per share of Class A common stock held of record by such holder and each holder of Class B common stock, as such, shall have the right to ten (10) votes per share of Class B common stock held of record by such holder. There are no cumulative voting rights.

Dividend Rights

The holders of shares of Class A common stock and the holders of shares of Class B common stock shall be entitled to receive, ratably in proportion to the number of shares of Class A common stock or Class B common stock, respectively, with respect to any dividends or distributions as may be declared and paid from time to time by Nxu; provided, however, that in the event a dividend is paid in the form of shares of Class A common stock or Class B Common Stock, then holders of Class A common stock shall be entitled to receive shares of Class A common stock, and holders of Class B common stock shall be entitled to receive shares of Class B common stock, with holders of shares of Class A common stock and Class B common stock receiving, on a per share basis, an identical number of shares of Class A common stock or Class B common stock, as applicable.

Liquidation Rights

Subject to the rights of any then outstanding preferred stock which ranks senior to common stock, in the event of a liquidation, dissolution or winding up of Nxu, the holders of Class A common stock will be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of Nxu legally available for distribution to stockholders.

The holders of shares of Class B common stock, as such, shall not be entitled to receive any assets of Nxu in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Nxu.

Other Rights

There are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to the common stock.

Anti-Takeover Effects of Delaware Law and Certificate of Incorporation and Bylaws

Delaware law, the Certificate of Incorporation and Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of Nxu. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Nxu to first negotiate with the Board.

Board of Directors; Removal of Directors

The Certificate of Incorporation and Bylaws provide that a director may be removed with or without cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all the stockholders would be entitled to cast in an election of directors. Any vacancy on the Board, including a vacancy resulting from an enlargement of the Board, may be filled only by the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. At each annual meeting, the entire board will stand for election for a one-year term. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Nxu.

Stockholder Action by Written Consent; Special Meetings

The Certificate of Incorporation provides that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. The Certificate of Incorporation and Bylaws also provide that, except as otherwise required by law, special meetings of stockholders can only be called by the chairman of the board, chief executive officer or board of directors.

Advance Notice Requirements for Stockholder Proposals

The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the secretary of the stockholder’s intention to bring such business before the meeting. This written notice must contain certain information specified in the Bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of outstanding voting securities.

Delaware Business Combination Statute

Nxu has opted out of Section 203 of the DGCL.

Amendment of Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Bylaws may be amended or repealed by a majority vote of the Board or by the affirmative vote of the holders of at least two-thirds of the votes which all stockholders would be entitled to cast in any election of directors. The Certificate of Incorporation may be amended by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware.

The Company also expressly elects to be governed by Section 242(d) of the DGCL (“Section 242(d)”), which permits a corporation to increase or decrease the authorized number of shares of class of stock, or to reclassify by combining the issued shares of a class of capital stock into a lesser number of issued shares (that is, a reverse stock split) if, among other things, (a) the class of stock is listed on a national securities exchange and will meet the listing requirements of that exchange relating to the minimum number of holders immediately after the amendment becomes effective and (b) the votes cast “for” the amendment exceed the votes cast “against” the amendment at a meeting at which a quorum of the stockholders is present in person or by proxy. As a result, so long as the requirements of Section 242(d) are satisfied, increases or decreases to the number of shares of the Company’s Class A common stock, and reverse splits of the Company’s Class A common stock, may be approved by the votes cast standard described above. Broker non-votes, abstentions, and shares not present in person or by proxy at a stockholder meeting would have no effect on the outcome of whether these amendments are approved by stockholders.

Exclusive Forum Provisions

Our Certificate of Incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our business, (ii) any action asserting a claim of breach of a duty owed by any director, officer, employee, agent or stockholder of ours to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. In addition, our Certificate of Incorporation requires that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act. These forum selection provisions will not apply to claims arising under the Exchange Act or other federal securities laws for which there is exclusive federal jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of Nxu’s voting common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of Nxu’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Nxu is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as Nxu was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Nxu’s voting common stock for at least six months but who are Nxu’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of such securities then-outstanding; or

•	the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by Nxu’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Listing of Securities

Nxu’s Class A common stock is listed for trading on Nasdaq under the symbol “NXU.”

Transfer Agent

The transfer agent for our Class A common stock is Equiniti Trust Company, LLC. We have agreed to indemnify American Stock Transfer & Trust Company, LLC in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of preferred stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Any shares of preferred stock which may be redeemed, purchased or acquired by the Company may be reissued except as otherwise provided by law. Our board of directors can increase or decrease the number of shares of any series (but not below the number of shares of that series then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock.

Series A Preferred Stock

On December 22, 2023, the Company filed a Certificate of Designations of Series A Convertible Preferred Stock (the “Series A Certificate of Designations”) with the Secretary of State of the State of Delaware, which sets forth the rights, preferences, and privileges of the Series A Preferred Stock. Five thousand (5,000) shares of Series A Preferred Stock, with a stated value of $3,000 per share (the “Stated Value”), were authorized under the Series A Certificate of Designations.

Each share of Series A Preferred Stock is convertible, without the payment of any additional consideration by the holder thereof, into a number of shares of Class A Common Stock as is determined by dividing the Stated Value by the Series A Conversion Price (as defined in the Series A Certificate of Designations) in effect at the time of conversion and then multiplying such quotient by the number of shares of Series A Preferred Stock to be converted. The Company may not effect the conversion of any shares of Series A Preferred Stock if, after giving effect to the conversion or issuance, the holder, together with its affiliates, would beneficially own more than 19.99% of the outstanding common stock or voting power of the Company, unless and until the Company receives the approval of stockholders (“Stockholder Approval”) required by the applicable rules and regulations of Nasdaq.

All outstanding shares of Series A Preferred Stock will automatically convert into shares of Class A Common Stock, at the then-effective conversion rate, on the first trading day immediately following the effective date of any Stockholder Approval.

Other than those rights provided by law, the holders of Series A Preferred Stock will not have any voting rights.

Series B Preferred Stock

On August 16, 2024, the Company filed a Certificate of Designations of Series B Preferred Stock (the “Series B Certificate of Designations”) with the Secretary of State of the State of Delaware, which sets forth the rights, preferences, and privileges of the Series B Preferred Stock. One share of Series B Preferred Stock, par value $0.0001 per share, was authorized under the Series B Certificate of Designations.

The Series B Preferred Stock is entitled to cast a number of votes equal to the total number of votes that could be cast by the holders of Class A common stock and Class B common stock on such action. The Series B Preferred Stock may be redeemed at any time at the option of the Company’s Board of Directors (acting in its sole discretion) for $1.00, payable in cash and only out of funds legally available therefor. There are no restrictions in the Series B Certificate of Designations of the Series B Preferred Stock with respect to the transfer or ownership of the Series B Preferred Stock.